September 13, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST
Matrix Advisors Funds Trust (the “Trust”)
File Nos.: 333-212637 and 811-23175

Ladies and Gentlemen:

On behalf of the undersigned and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, as filed with the Commission on September 13, 2016, with respect to its series the Matrix Advisors Dividend Fund, be accelerated to September 15, 2016 or as soon as practicable thereafter.  If you have any questions, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at 414‑765‑5586 or michael.barolsky@usbank.com.

Very truly yours,

MATRIX ADVISORS FUNDS TRUST

/s/ David A. Katz
David A. Katz, Trustee, President and Treasurer

QUASAR DISTRIBUTORS, LLC,
principal underwriter for Matrix Advisors Funds Trust

/s/ James R. Schoenike
James R. Schoenike, President